UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No.     )*

TELECOM ARGENTINA S.A.

(Name of Subject Company (Issuer))

CABLEVISIÓN HOLDING S.A.

(Names of Filing Persons (Offerors))

CLASS B SHARES, par value 1 Peso per share

(Title of Class of Securities)

879273209

(CUSIP Number)

Sebastián Bardengo

c/o Cablevisión Holding S.A.

Tacuarí 1842, 4th Floor

1139 Buenos Aires

Republic of Argentina

+54 (11) 4309-3417

With a copy to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable.	Not applicable.

* No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to 13e-4.

☒          going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒          Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Tender Offer Statement on Schedule TO supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission on June 21, 2018 by Cablevisión Holding S.A., a sociedad anónima organized under the laws of Argentina, (“CVH”). The Schedule TO relates to a possible tender offer by CVH for all or a portion of the Class B shares, P$1.00 par value per share, of Telecom Argentina, S.A. (“Telecom”), an Argentine corporation (the “Shares”).  The Schedule TO is hereby supplemented as follows:

On the date hereof, CVH was served with a decision rendered by the Federal Civil and Commercial Court No. 3 granting an injunction ordering the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, or the “CNV”) to abstain for six months from issuing any decision with respect to the authorization of the mandatory tender offer to acquire Shares of Telecom that CVH formulated and promoted in accordance with Argentine law on June 21, 2018 (the “Ruling”).  The Ruling substituted a preliminary injunction rendered by the same court on September 20, 2018. The injunction required CVH to post bond prior to the injunction being served and such bond was deemed accepted by the court effective on the date hereof.  An English-language free translation of the relevant excerpts of the Ruling is attached as Exhibit 99.1, an English-language free translation of the relevant excerpts of the preliminary injunction is attached as Exhibit 99.2 and an English-language free translation of the relevant excerpts of the court’s decision regarding the bond is attached as Exhibit 99.3.

Also on the date hereof, CVH publicly published a press release regarding the Ruling (the “Press Release”).  A copy of the Press Release is attached as Exhibit 99.4.

On July 17, 2018, Fintech Telecom, LLC, a limited liability company organized under the laws of Delaware (“FTL”) filed a pre-commencement communication under cover of Schedule TO-C whereby it notified that it would no longer jointly participate with CVH as a co-offeror in any U.S. offer to purchase for cash of any outstanding Shares or American Depositary Shares (each American Depositary Share representing rights to five Shares) held by U.S. persons (the “International Tender Offer”) and terminated any possible participation in the International Tender Offer as of such date.  Notwithstanding the termination of FTL’s possible participation in the International Tender Offer, FTL, pursuant to section 6.7 of the Telecom Shareholders Agreement, has undertaken to pay and acquire 50% of the Shares and American Depositary Shares tendered in the Tender Offer (subject the right of CVH to acquire by itself the first 43,073,760 Shares).

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or solicitation of an offer to sell any securities. If required by applicable law and solely upon the fulfilment of certain essential requirements outlined therein, CVH intends to file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO, and Telecom would file a Solicitation Recommendation on Schedule 14D-9. Holders of the Shares and American Depository Receipts representing the Shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission — www.sec.gov. In addition, if and when filed, CVH will provide copies of such documents free of charge to holders of the Shares.